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                             October 3, 2023

       Tom Wittenschlaeger
       Chief Executive Officer
       AYRO, Inc.
       900 E. Old Settlers Boulevard, Suite 100
       Round Rock, Texas 78664

                                                        Re: AYRO, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed September 27,
2023
                                                            File No. 333-274439

       Dear Tom Wittenschlaeger:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-3

       General

   1. Given the size and nature of the resale offering relative to the outstanding shares of common stock held by
non-affiliates, it appears that this transaction may be an indirect primary offering by or
on behalf of the company. Please provide us with your legal
                                                        analysis as to why the
transaction covered by the registration statement should be regarded as a secondary offering
that is eligible to be made on a delayed or continuous basis under
                                                        Rule 415(a)(1)(i) of
the Securities Act. For guidance, please refer to Question 612.09 of the Securities Act
Rules Compliance and Disclosure Interpretations.
 Tom Wittenschlaeger
FirstName
AYRO, Inc.LastNameTom Wittenschlaeger
Comapany
October    NameAYRO, Inc.
        3, 2023
October
Page 2 3, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Rick Werner